UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

Dated August 1, 2007

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                 No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On July 26, 2007, Mittal Steel Company N.V. issued the press release attached hereto as Exhibit 99.1. On August 1, 2007, Mittal Steel Company N.V. issued a press release relating to its results for the second quarter and first half of 2007, an extract of which is attached hereto as Exhibit 99.2. Exhibits 99.1 and 99.2 are hereby incorporated by reference into this report on Form 6-K. This report on Form 6-K is hereby incorporated by reference into ArcelorMittal’s registration statement on Form F-4 (File No. 333-144169) and into the proxy statement/ prospectus statement dated July 5, 2007.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated July 26, 2007, announcing that an agreement has been reached to acquire the remaining 25.2% of shares in ArcelorMittal Poland.
Exhibit 99.2	Extract from a press release dated August 1, 2007, announcing results for the second quarter and first half 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2007

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated July 26, 2007, announcing that an agreement has been reached to acquire the remaining 25.2% of shares in ArcelorMittal Poland.
Exhibit 99.2	Press release dated August 1, 2007, announcing record results for the second quarter and first half 2007.